

June 9, 2011

Nikolas P. Tsakos
President and Chief Executive Officer
Tsakos Energy Navigation Limited
367 Syngrou Avenue
175 64 P. Faliro, Athens, Greece

> **Re:** **Tsakos Energy Navigation Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed April 8, 2011**
> **File No. 1-31236**
> **Response Letter Dated May 26, 2011**

Dear Mr. Tsakos:

We refer you to our comment letter dated May 13, 2011 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance